SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2025

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from __________ to __________

Commission file number 001-07572

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: PVH Associates Investment Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: PVH Corp., 285 Madison Avenue, New York, New York 10017

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PVH ASSOCIATES INVESTMENT PLAN

Date: June 24, 2026	By:	/s/ Carlos Carvalho
Carlos Carvalho
Member of Plan Committee

ANNUAL REPORT ON FORM 11-K ITEM 4

PVH ASSOCIATES INVESTMENT PLAN

FINANCIAL STATEMENTS

December 31, 2025 and 2024

ANNUAL REPORT ON FORM 11-K ITEM 4

PVH ASSOCIATES INVESTMENT PLAN

TABLE OF CONTENTS

December 31, 2025 and 2024

*	Note: Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable.

i

Report of Independent Registered Public Accounting Firm

To the Participants of the PVH Associates Investment Plan and the

Plan Committee for the PVH Pension Plans and the

PVH Associates Investment Plans:

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of PVH Associates Investment Plan (the “Plan”) as of December 31, 2025 and 2024, the related statement of changes in net assets available for benefits for the year ended December 31, 2025, and the related notes and schedule (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the PVH Associates Investment Plan as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the year ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the PVH Associates Investment Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the PVH Associates Investment Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purposes of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying Schedule H, Line 4i, Schedule of Assets (Held at End of Year) as of December 31, 2025 has been subjected to audit procedures performed in conjunction with the audit of the PVH Associates Investment Plan’s financial statements. The supplemental information is the responsibility of the PVH Associates Investment Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.

In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ WithumSmith+Brown, PC

We have served as the auditor of the PVH Associates Investment Plan since 2022.

Whippany, New Jersey

June 24, 2026

PCAOB ID Number 100

PVH ASSOCIATES INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2025 and 2024

	2025	2024
Assets

Participant-directed investments, at fair value	$869,928,139	$819,416,475

Receivables:
Notes receivable from participants	6,848,804	7,602,857
Employer contributions	551,748	585,491
Total receivables	7,400,552	8,188,348

Total assets	877,328,691	827,604,823

Liabilities

Participant contribution refund payable	2,212	-
Total liabilities	2,212	-
Net assets available for benefits	$877,326,479	$827,604,823

The accompanying notes are an integral part of these financial statements.

PVH ASSOCIATES INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Year Ended December 31, 2025

2025
Additions

Investment income:
Net appreciation in fair value of investments	$109,790,524
Interest and dividend income	10,002,900
Total investment income	119,793,424

Interest income on notes receivable from participants	580,204

Contributions:
Employer, net of forfeitures	26,210,193
Participants	31,105,567
Rollovers	2,728,336
Total contributions	60,044,096

Total additions	180,417,724

Deductions

Payments to participants	130,018,343
Administrative expenses	677,725
Total deductions	130,696,068

Net increase in net assets available for benefits	49,721,656

Net assets available for benefits at beginning of year	827,604,823

Net assets available for benefits at end of year	$877,326,479

The accompanying notes are an integral part of these financial statements.

PVH ASSOCIATES INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

For the Years Ended December 31, 2025 and 2024

1. Description of the Plan

The following description of the PVH Associates Investment Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering salaried or hourly clerical, warehouse, distribution, and United States retail field employees of PVH Corp. (the “Company”) who are at least age 21 or older, have completed the earlier of at least three consecutive months of service and are regularly scheduled to work at least 20 hours per week or have completed at least 500 hours of service during the first 12 months of employment or in any subsequent calendar year. However, a part-time associate is not eligible to receive Company contributions until they complete 1,000 hours of service in a calendar year.

Residents of Puerto Rico, non-resident aliens and associates whose principal terms and conditions of employment are subject to the provisions of a collective bargaining agreement which does not provide for active participation in the Plan are excluded. The Plan is subject to the reporting and disclosure requirements of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

The Plan is administered by a plan committee (the “Committee”) of two employees appointed by the Company.

Trustee and Recordkeeper

The Plan’s recordkeeper and trustee services are Empower Retirement and Empower Trust Company, LLC, respectively.

Participant Contributions

Participants may make pre-tax contributions and/or after-tax Roth contributions to the Plan through payroll deductions. Total contributions may not exceed the lesser of 75% of the participant’s eligible annual compensation or the Internal Revenue Service (“IRS”) allowed maximum of $23,500 for 2025 and $23,000 for 2024, plus an additional $7,500 for 2025 and 2024, for participants aged 50 and over by the end of the Plan year. Participants can make after-tax non-Roth contributions to the Plan, subject to IRS limits. The Company does not match these after-tax contributions.

PVH ASSOCIATES INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

Participants are automatically enrolled when they become eligible to participate in the Plan with a pre-tax base pay contribution rate of 3% unless they affirmatively elect not to participate in the Plan or elect to contribute at a different rate. Contributions for an automatically enrolled participant are invested in the qualified default investment alternative designated by the Plan administrator, until changed by the participant. In addition, each participant who is automatically enrolled in the Plan will be enrolled in the annual automatic increase program at a rate of 1% and capped at 10%.

Employer Contributions

The Company matches 100% of the first 1% of eligible compensation that a participant contributes to the Plan, plus 50% of the next 5% of eligible compensation contributed by the participant. The Company makes an automatic employer contribution of 3.5% of eligible compensation on behalf of each eligible participant who is hired or rehired by the Company on or after January 1, 2022. The automatic employer contribution is intended as a substitute for pension accruals under the Company’s consolidated pension plan, which was closed to employees hired or rehired after December 31, 2021. Effective July 1, 2024, all eligible plan participants receive the 3.5% automatic employer contribution, due to the freeze of pension plan accruals effective June 30, 2024.

To ensure that participants receive the maximum Company match under the Plan’s contribution provisions, the Company makes an additional “true-up” contribution to all participant accounts who did not receive the full match amount to which they are entitled. True-up contributions are included in employer contributions receivable and are made in the following Plan year prior to the Company’s tax filing date. The true-up contribution due to the Plan at December 31, 2025 and 2024 was $551,748 and $585,491, respectively.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and rollovers, the Company’s contributions, expenses and an allocation of Plan investment income or losses based on the participant’s election of investment options. Forfeited balances of terminated participants’ non-vested accounts are used to reduce future Company contributions.

Vesting

Amounts attributable to participant contributions and the allocated earnings thereon are immediately vested. All participants become 100% vested in Company contributions and the allocated earnings thereon after two years of service. Upon death, permanent disability, or reaching age 65, participants or their beneficiaries become 100% vested in Company contributions.

PVH ASSOCIATES INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

Investment Options

Upon enrollment in the Plan, a participant may direct employee and Company contributions into any of the various investment options. Participants may contribute a maximum of 25% of their total contributions in PVH Corp. common stock.

Notes Receivable from Participants

Participants may borrow from the Plan, with certain restrictions, using their vested account balance as collateral. The minimum loan amount is $1,000 and the maximum loan amount is the lesser of (i) $50,000 reduced by the participant’s highest outstanding loan balance during the previous 12 months, or (ii) 50% of the vested value of the participant’s account. Interest is fixed for the term of the loan at the prime rate plus 1%. Loan repayments are made through payroll deductions, which may be specified for a term of 1 to 5 years or up to 15 years for the purchase of a primary residence. Upon termination of employment, a participant is given 90 days to repay the loan in full or to establish loan repayments through an ACH debit origination before it is considered to be in default. Delinquent loans are considered to be distributions based on the terms of the Plan document. Notes receivable from participants are measured at the unpaid principal balance plus any accrued but unpaid interest.

At December 31, 2025, outstanding notes receivable from participants totaled $6,848,804 with maturity dates through 2039 at interest rates ranging from 4.25% to 9.50%.

Forfeitures

Company contributions made on behalf of non-vested or partially vested employees who have terminated employment are retained by the Plan and are used to reduce the Company’s future contributions. In 2025 and 2024, forfeitures of $520,003 and $1,607,102, respectively, were used by the Plan to reduce the Company’s contributions. At December 31, 2025 and 2024, cumulative forfeited non-vested accounts totaled $856,507 and $377,449, respectively. The balance as of the end of the current Plan year is expected to be used by the end of the next Plan year to fund a portion of the Company’s contributions.

Payment of Benefits

Participants electing final distributions will receive payment in the form of a lump sum amount or installment payments equal to the value of their vested account unless the participant notifies the Company of their intent to receive all or a portion of their investment balance in PVH Corp. common stock in the form of shares.

PVH ASSOCIATES INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

2.  Significant Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan were prepared using the accrual basis of accounting.

Payment of Benefits

Benefits are recorded when paid.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities therein, and disclosures of contingent assets and liabilities. Accordingly, actual results may differ from those estimates.

Administrative Expenses

The Plan’s administrative expenses are primarily paid by participants. Fees related to the administration of notes receivable from participants are charged directly to the participant’s account and are included in administrative expenses. Investment management or related fees associated with certain investment fund options are paid by participants.

Investments

Investments are recorded in the accompanying financial statements at fair value as disclosed in Note 4. All assets of the Plan are held by the trustee and are segregated from the assets of the Company.

Purchases and sales of securities are reflected on a trade-date basis. Dividend income is recognized on the ex-dividend date. Interest earned on investments is recognized on an accrual basis. Net appreciation (depreciation) in the fair value of investments includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

PVH ASSOCIATES INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

Concentrations

At December 31, 2025, investment in the Vanguard Institutional Index Institutional Plus fund of $110,287,129 represented 13% of the Plan’s net assets. At December 31, 2024, investment in the Vanguard Institutional Index fund of $97,518,722 represented 12% of the Plan’s net assets.

3.  Party-In-Interest Transactions

Plan assets are invested in PVH Corp. stock directly. The Company is the Plan sponsor, therefore transactions involving the Company’s stock qualify as party-in-interest transactions. During the year ended December 31, 2025, the Plan purchased 15,019 and sold 58,138 shares of the Company’s common stock and received $31,872 during 2025 from the Company as payment of dividends on its common stock. Certain legal and accounting fees, and administrative expenses are paid by the Company, and accordingly, are not included in the financial statements of the Plan. Additionally, notes receivable from participants also qualify as exempt party-in-interest transactions.

4.  Fair Value Measurements

The Financial Accounting Standards Board defines fair value as the price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market in an orderly transaction between market participants at the measurement date. The guidance establishes a three level fair value hierarchy that prioritizes the inputs used to measure fair value. The three levels of the hierarchy are defined as follows:

Level 1 – Inputs are unadjusted quoted prices in active markets for identical assets or liabilities that the Plan has the ability to access at the measurement date.

Level 2 – Observable inputs other than quoted prices included in Level 1, including quoted prices for identical assets or liabilities in inactive markets, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability, and inputs derived principally from or corroborated by observable market data.

Level 3 – Unobservable inputs reflecting the Plan’s own assumptions about the inputs that market participants would use in pricing the asset or liability based on the best information available.

PVH ASSOCIATES INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

If the inputs used to measure the financial instruments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument. There were no transfers between levels in the years ended December 31, 2025 or 2024.

The following tables set forth the financial assets of the Plan by level within the fair value hierarchy, as of December 31, 2025 and 2024:

		Fair Value Measurements at
		December 31, 2025
Asset Category	Total	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

PVH Corp. common stock(1)	$12,690,235	$12,690,235	$-	$-
Mutual funds(2)	224,381,602	224,381,602	-	-
Common collective trust funds(3)	607,397,276	-	607,397,276	-
Total investments in the fair value hierarchy	844,469,113	$237,071,837	$607,397,276	$-
Galliard stable value fund at NAV(4)	25,459,026
Total investments at fair value	$869,928,139

		Fair Value Measurements at December 31, 2024
Asset Category	Total	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

PVH Corp. common stock(1)	$24,583,477	$24,583,477	$-	$-
Mutual funds(2)	201,684,382	201,684,382	-	-
Common collective trust funds(3)	566,532,493	-	566,532,493	-
Total investments in the fair value hierarchy	792,800,352	$226,267,859	$566,532,493	$-
Galliard stable value fund at NAV(4)	26,616,123
Total investments at fair value	$819,416,475

(1)	Valued at the closing price of PVH Corp. common stock as determined by the closing price in the active market in which the securities are traded.

(2)	Valued at the net asset value (“NAV”) of the fund(s), as determined by the closing price in the active market in which the individual fund is traded.

PVH ASSOCIATES INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

(3)	Valued at the NAV of the fund as determined and published daily by the fund family. Funds are redeemable on a daily basis at the NAV without restriction.

(4)	Valued at the NAV of units of the Galliard Stable Return Fund E (“Fund E”), a collective trust fund which invests all of its assets in Galliard Stable Return Fund Core. Galliard Stable Return Fund Core invests in fully benefits-responsive investment contracts. The net asset value of Fund E is used as a practical expedient to estimate its fair value. This practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the reported net asset value. Participant transactions (purchases and sales) may occur daily unless payments are being delayed to all fund unit holders. If the Plan initiates a full redemption of the collective trust fund, the issuer reserves the right to require 12 months’ notification in order to ensure that securities’ liquidations will be carried out in an orderly business manner.

5. Risks and Uncertainties

The Plan invests in various investment securities, including the Company’s stock. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amount reported in the Statements of Net Assets Available for Benefits.

6.  Income Tax Status

The IRS has determined and informed the Company by a letter dated April 25, 2017, that the Plan and related trust are designed in accordance with the applicable sections of the Internal Revenue Code (“IRC”) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. Although the Plan has been amended since receiving the IRS letter, the Committee believes that the Plan is currently designed and is currently being operated in compliance with the applicable requirements of the IRC and therefore believes that the Plan is qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States of America require Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. There are no uncertain tax positions taken or expected to be taken by the Plan. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by tax jurisdictions; however, there are currently no audits for any tax periods in progress.

7.  Subsequent Events

The Company has evaluated all subsequent events from the Statement of Net Assets Available for Benefits date through the date the financial statements were issued and no events were noted which warrant adjustments to, or disclosure in the financial statements.

SUPPLEMENTAL SCHEDULE

EIN: 13-1166910

Plan No: 007

PVH ASSOCIATES INVESTMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2025

		(c)
	(b)	Description of investment		(e)
	Identity of issuer, borrower,	including maturity date, rate of	(d)	Current
(a)	lessor or similar party	interest, collateral, par or maturity value	Cost	value

	Common Stock
*	PVH Corp.	PVH Corp. Common Stock; 189,349.961 shares	**	$12,690,235

	Mutual Funds
	Dodge & Cox	Dodge & Cox stock fund class x; 1,803,512.922 shares	**	29,920,279
	Dimensional Fund Advisors	DFA U.S. Targeted Value Portfolio Institutional; 580,231.273 shares	**	21,456,953
	American Funds	America EuroPacific Growth R6; 346,792.512 shares	**	21,008,690
	The Vanguard Group	Vanguard Extended Market Index; 50,842.558 shares	**	8,064,138
	The Vanguard Group	Vanguard Institutional Index Institutional Plus; 199,770.191 shares	**	110,287,129
	The Vanguard Group	Vanguard Total Bond Market Index Institutional; 1,417,126.819 shares	**	13,845,329
	The Vanguard Group	Vanguard Total International Stock Index Institutional; 122,148.715 shares	**	19,799,084

	Collective Funds
	JPMorgan Chase	JPMorgan Large Cap Growth C2; 532,990.503 shares	**	67,524,567
	The Vanguard Group	Vanguard Institutional Target Retirement 2020 Trust I; 136,664.157 shares	**	11,597,320
	The Vanguard Group	Vanguard Institutional Target Retirement 2025 Trust I; 347,043.388 shares	**	31,931,462
	The Vanguard Group	Vanguard Institutional Target Retirement 2030 Trust I; 638,824.864 shares	**	62,528,178
	The Vanguard Group	Vanguard Institutional Target Retirement 2035 Trust I; 732,010.616 shares	**	76,948,956
	The Vanguard Group	Vanguard Institutional Target Retirement 2040 Trust I; 703,560.338 shares	**	80,072,202
	The Vanguard Group	Vanguard Institutional Target Retirement 2045 Trust I; 698,961.809 shares	**	83,714,656
	The Vanguard Group	Vanguard Institutional Target Retirement 2050 Trust I; 567,272.036 shares	**	70,205,587
	The Vanguard Group	Vanguard Institutional Target Retirement 2055 Trust I; 340,199.530 shares	**	51,342,913
	The Vanguard Group	Vanguard Institutional Target Retirement 2060 Trust I; 319,981.521 shares	**	25,380,934
	The Vanguard Group	Vanguard Institutional Target Retirement 2065 Trust I; 197,512.213 shares	**	9,634,646
	The Vanguard Group	Vanguard Institutional Target Retirement 2070 Trust I; 34,607.323 shares	**	1,029,222
	The Vanguard Group	Vanguard Retirement Income Trust I; 40,067.899 shares	**	3,032,339
	Wellington	WTC CIF II Core Bond Plus Series 4; 1,356,826.674 shares	**	12,414,964
	William Blair Funds	William Blair Small-Mid Cap Growth; 473,720.636 shares	**	20,039,330

	Stable Value Fund
	Galliard Capital Management	Galliard Stable Return Fund E; 401,780.555 shares	**	25,459,026

		Total investments, at fair value		$869,928,139

*	Participant Loans	Participant notes receivable maturing at various dates through 2039
		and bearing interest at rates from 4.25% to 9.50%	-	$6,848,804

*	Party-in-interest
**	Cost information is not required for participant-directed investments and therefore is not included.

EXHIBIT INDEX

Exhibit No.
23.1	Consent of Independent Registered Public Accounting Firm